SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               06 May, 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 06 May, 2005
              re:  Result of AGM







                                                                 6th May, 2005

NEWS RELEASE,

                 ANNUAL GENERAL MEETING OF LLOYDS TSB GROUP PLC

At the annual general meeting, held on Thursday, 5th May, 2005, all the resolutions were passed and the results of the polls are as follows:




Resolution                                                 For                      Against               Votes withheld




1. Receiving                              2,717,992,834 shares             5,378,870 shares            77,698,417 shares
   the report and accounts

2. Approval of the directors'             2,624,629,262 shares            33,806,529 shares           142,773,771 shares
   remuneration report

3. Election of directors
 a. Sir Julian Horn-Smith                 2,789,288,930 shares             7,581,509 shares             4,304,575 shares

(b) Mr G T Tate                           2,789,602,010 shares             7,422,602 shares             4,180,363 shares

 4. Re-election of directors


(a) Mr G J N Gemmell                      2,758,549,886 shares            11,963,688 shares            30,693,754 shares

(b) Mr M E Fairey                         2,785,332,622 shares            12,275,134 shares             3,530,178 shares

(c)     Dr D S Julius                     2,790,606,502 shares             6,739,902 shares             3,863,553 shares



5. Re-appointment of the                  2,670,329,003 shares            27,517,587 shares           102,589,327 shares
   auditors

6. Directors' authority to set            2,784,719,719 shares            12,717,357 shares             3,769,548 shares
     the remuneration of the
     auditors

7. Directors' authority to                2,765,083,352 shares            30,673,238 shares             5,446,640 shares
allot shares

8. Directors' power to issue              2,774,933,653 shares            20,023,441 shares             6,252,095 shares
     shares for cash

9. Authority for the company              2,794,424,928 shares             4,396,794 shares             2,388,230 shares
     to purchase its shares





On 5th May, 2005 there were 5,596,721,373 relevant shares in issue.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     06 May, 2005